UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sonder Holdings Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
Title of Class of Securities
83542D 102
(CUSIP Number)
March 16, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83542D 102

1.	Names of Reporting Persons
Francis Davidson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
10,969,961*

	6.	Shared Voting Power
0*

	7.	Sole Dispositive Power
10,969,961*

	8.	Shared Dispositive Power
0*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,969,961*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9
5.00028%*

12.	Type of Reporting Person (See Instructions)
IN

*See Item 4 below.

CUSIP No. 83542D 102

Item 1.	(a)	Name of Issuer:
Sonder Holdings Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
101 15th Street, San Francisco, CA 94103

Item 2.	(a)	Name of Person Filing:
Francis Davidson
	(b)	Address of Principal Business Office, or if None, Residence:
The address of the principal business office of the reporting person is c/o Sonder Holdings Inc., 101 15th Street, San Francisco, CA 94103
	(c)	Citizenship:
Canada
	(d)	Title of Class of Securities:
Common Stock, par value $0.0001 per share
	(e)	CUSIP No.:
83542D 102

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
10,969,961 shares(1)
	(b)	Percent of class:
5.00028% (2)
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
10,969,961(1)
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
10,969,961(1)
(iv) Shared power to dispose or to direct the disposition of:
0

(1) Consists of (a) 3,444,579 shares of Common Stock held beneficially by the reporting person, of which (i) 1,498,850 shares are subject to a repurchase right in favor of the Issuer that will terminate if the Issuer achieves a stock price target of $5.27 on or prior to November 15, 2026 and (ii) 166,539 shares are subject to time-based vesting based on the reporting person’s continued employment which are exercisable within 60 days of March 16, 2023, (b) 104,000 shares of Common Stock subject to outstanding options which are exercisable within 60 days of March 16, 2023 and as to which the reporting person has sole voting and dispositive power only upon exercise of such options, and (c) 7,421,382 shares of Special Voting Common Stock. The shares of Special Voting Common Stock are non-economic, voting shares of the Issuer. Holders of Common Stock and Special Voting Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on all matters proposed for stockholder approval, except as otherwise required by law.
(2) All percentages in this Schedule 13G are based on 219,282,857 shares issued and outstanding as of March 31, 2023, as disclosed in the Issuer’s definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 19, 2023 (the “Proxy

Statement”), and assume that none of the up to 14,500,000 shares of the Issuer’s common stock issuable as potential Earn Out Shares will be earned, as disclosed in the Proxy Statement.

CUSIP No. 83542D 102

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ Francis Davidson
Dated: May 2, 2023	Signature
Francis Davidson
Name/Title

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).